

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2011

Via E-mail
Ofir Paz
Chief Executive Officer
InspireMD, Inc.
3 Menorat Hamaor St.
Tel Aviv, Israel 67448

>   **Re: InspireMD, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 16, 2011**
>   **File No. 333-174948**

Dear Mr. Paz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Overview, page 1

1.   Please revise the opening paragraph to disclose your revenues for the most recently completed fiscal year and stub period, as applicable.

2.   Please provide objective support for your statement in the final paragraph of this section that cobalt-chromium stents are "generally known in the industry to provide better deliverability and possibly even a reduction in major adverse cardiac events."

3.   We note that this section focuses extensively on the strengths of your product. Please revise the Summary and Business sections to add balancing disclosure addressing any drawbacks or competitive disadvantages facing your products.

4.   We note in the second-to-last paragraph of this section that your current CE mark covers
        your first generation product, MGuard Coronary. With a view to disclosure, please tell
        us whether the MGuard Prime will require you to secure an additional CE Mark.

We expect to derive our revenue from sales of our MGuard stent products, page 4

5.   If the bulleted risks listed in the second paragraph are material, please expand your
        disclosure of the risks under this heading or provide appropriate discussion of the risks
        under separate risk factor headings.

Clinical trials necessary to support a pre-market approval application, page 6

6.   Please revise to clarify whether the Cypher and Taxus Express2 stents are your products.

If we fail to maintain or establish satisfactory agreements with suppliers, page 10

7.   Please confirm that you have filed all material agreements with QualiMed Innovative
        Medizinprodukte GmbH, MeKo Laserstrahl-Materialbearbeitung and Natec Medical Ltd.

We may have violated Israeli securities law, page 13

8.   With a view to disclosure, please tell us when you applied for a no-action determination
        from the Israel Security Authority. In your response, please also provide the staff with an
        update of the current status of your request and describe the fines and other penalties to
        which you may be subject.

Because we became public by means of a "reverse merger".., page 14

9.   Please expand this risk factor to further discuss the risk presented. For instance, clarify
        the meaning of your statement that brokerage firms have "no incentive"' to cover your
        common stock.

Use of Proceeds, page 17

10.   Revise the second paragraph to quantify the maximum amount of proceeds you may
        expect to receive if the warrants are exercised on a cash basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies, page 18

Inventory, page 19

11.   Please revise to include your policy regarding your review for obsolescence and the way in which you write inventory down to market value.

Results of Operations, page 20

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010, page 20

12.   We note that your revenues have decreased by approximately 20% and noted from your disclosure that the decrease is primarily related to the recognition of previously recorded deferred revenues in the first quarter of 2010 for which there was no comparable revenues in 2011, which appears to be more of a timing issue rather than an explanation of the underlying reason for the decrease in sales. In light of the significant decrease in revenues your MD&A disclosure does not appear to provide investors with a thorough analysis that provides readers a view of the company through the eyes of management. When individual line items, disclosed in your statements of operations, significantly fluctuate in comparison to the comparable prior period, please quantify, and disclose the nature of each item that caused the significant change. For example, please quantify each material factor, i.e. such as price changes and / or volume changes by type of product, disclose separately the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. The analysis should reveal underlying material causes of the factors described and any future impact on operating results. Please incorporate the above comment to all of the disclosures in the analysis of your results of operations in MD&A, including operating expenses. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

13.   In this regard, we also noted that despite the decrease in sales your gross margin percentage increased more than 10 percentage points, from 36.2% to 46.7%. Please revise to explain how you were able to obtain significant increases in your gross margins and more efficient manufacturing and economies of scale when sales levels had actually decreased. Please quantify the increase in average selling prices and the number of units purchased as part of your disclosure and explain how the increased purchasing volumes you refer to relate to the overall decrease in sales during the period.

14.   Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that the increase in general and administrative expense was primarily due to an increase in investor related activities and provisions for pending litigation. However, you do not quantify the impact of each of these factors. Please revise your disclosure to address our concerns.

Business, page 24

15.   Regarding the market data that you disclose in this section, please tell us:

- how you confirmed that the data used in the registration statement reflects the most recent available information;
- whether all of the data is publicly available;
- whether you paid for the compilation of any of the data;
- whether any of the data was prepared for your use in the registration statement; and
- whether the authors of the data consented to your use of such data in the registration statement.

        If you are affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

16.   We note your discussion of pre-clinical and clinical studies. However, this information is not presented within the context of your current and planned operations. With a view to disclosure, please provide a detailed discussion the necessary steps and associated costs required in order to receive approval to sell your products in the United States, China and other new markets into which you currently intend to expand. Please provide the staff with a discussion of the number, size and complexity of the trials that must be completed as well as the expected timeframe for completion.

17.   Please tell us where you have discussed the terms and significance of the company's license agreement to use the MGuard Prime stent design.

Our Products, page 26

18.   Please revise to further explain how your products differ from, and improve upon, existing products in the marketplace. For example, your references to MGuard Coronary's "enhanced clinical profile" and "enhanced bio-absorbability" and MGuard Carotid's "superior embolic protection characteristics" are overly vague. Revise accordingly.

Comparison of Clinical Trials, page 31

19.   We note the difference between the results of your 2005 and 2006 studies and the results of the trials described in this section. With a view to disclosure, please tell us whether your product underwent design changes or otherwise explain the basis for the differing results.

Product Positioning, page 34

20.   Please quantify the market penetration described in the first paragraph of this section.

Government Regulation, page 35

21.   Please expand this section to disclose the material regulatory requirements for the international markets that you are targeting.

Customers, page 36

22.   Please clarify whether you have a written agreement with Hand-Prod Sp. Z.o.o. and file such agreement as an exhibit. Also, discuss the material terms of the agreement.

Manufacturing and Suppliers, page 36

23.   Please discuss the availability of raw materials.

24.   Please expand your discussion of the material terms of your agreements with the companies mentioned in this section, including any provisions related to term, termination, exclusivity or incentive programs. Provide similar disclosure of the material terms of your distribution agreements.

Executive Officers and Directors, page 38

25.   For each director, please discuss clearly the specific experience, qualifications, attributes or skills that lead to the conclusion that the person should serve as a director for the registrant at this time in light of the registrant's business and structure.

26.   Please tell us why you do not discuss in this filing your Scientific Advisory Board mentioned in exhibit 99.1 of your Form 8-K filed on April 6, 2011.

Selling Stockholders, page 43

27.   Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

- The selling stockholder purchased the shares being registered for resale in the ordinary course of business.

- At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

    Please revise as appropriate.

28.   Please disclose the natural person or persons who have voting and/or investment power for the shares held by the selling stockholders.

Financial Statements for the Years Ended December 31, 2010 and 2009

29.   Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included with any amendment to the filing

Report of Independent Registered Public Accounting Firm, page F-2

30.   It does not appear that your auditors' report includes the appropriate electronic signature form. Please ask your auditors to provide a revised report with the appropriate electronic signature in your next amendment.

Note 2 – Significant Accounting Policies, page F-8

l. Revenue Recognition, page F-10

31.   We note your disclosure that when returns cannot be reliably estimated both revenues and related direct costs are eliminated, and the products are deemed unsold, you defer revenues and indicate the inventory as held on consignment as part of your financial statements. Please tell us why you refer to sales of items where the returns cannot be estimated to be inventory on consignment. Also explain your classification and cite the accounting guidance upon which you based your accounting.

32.   In this regard, please revise to more fully explain your return policy, including the term of the return period. Additionally, please explain to us why you record your provision for

sale returns and related costs as "accounts payable and accruals" and "inventory on consignment", respectively. Also, tell us when you realize the related deferred revenues. Please quantify the aforementioned amounts as part of your response for each period presented.

33.   Please expand your disclosure to describe your revenue recognition policy in greater detail. To the extent that the policy differs among customer categories, please make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the Company, i.e. distributors and direct sales. Also, if the policies vary in different parts of the world, those differences should be discussed. Provide details of discounts, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition.

n. Share-Based Compensation, page F-11

34.   We noted your disclosure that you elected to recognize compensation expense for awards with only service conditions that have graded vesting schedules using the accelerated multiple option approach. With regards to what you refer to as your election, please clarify for us if you have awards other than those with service conditions and tell us how you determine and recognize related compensation expense.

v. Factoring of Receivables, page F-13

35.   We note your disclosures that you factored certain of your trade receivables. Please tell us the amounts factored and explain whether you have any ongoing obligations or recourse related to those factored receivables.

Note 8 – Long-Term Loan, page F-17

36.   We note your disclosure that the first loan totaled $750 thousand, you did not receive the second loan, and the credit line was not utilized. Please tell us the balance due on the loan as of December 31, 2009 and 2010 and how you have included those liabilities on the balance sheet for each period.

37.   Revise to explain why you were required to grant additional fixed liens in November 2010 and again at December 31, 2010.

Note 10 – Commitments and Contingent Liabilities, page F-20

c. Litigation, page F-21

38.   We see you indicate herein that you are involved as defendants in various litigations. For those claims that no accrual is made for loss contingency or if an exposure to loss exists

in excess of the amount accrued, please revise to explain if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and your reasons for such conclusion. Please note that for unrecognized contingencies that meet the criteria in paragraph 3 of ASC 450-20-50 you are required to disclosure (i) the nature of the contingency, and (ii) the possible loss or range of loss or provide a statement that such an estimate cannot be made. Please revise your disclosure to provide the required disclosure, if applicable.

39.   Reference is made to the litigation described in Note 10 c. 4 and 5. Please revise to disclose the fair value of the stock options in both claims, and the method and assumptions used to estimate such fair value.   Additionally, clarify for use the period in which you recorded the provisions associated to each claim. As part of your response, please explain why you would record the $20,000 provision as described in Note 10 c. 4 in 2009 when the claim was submitted in November 2010. Additionally, as described in Note 10 c. 5, please explain why you would allocate the $134,000 expense to the year ended December 31, 2006 when the claim was submitted in November 2010. Please provide a similar explanation as it relates to Note 10 c. 6.

40.   Reference is made to your disclosure in Note 10 c. 3. Please explain your basis for your opinion that the ultimate resolution of claims totaling $1,020,000 will not have a material effect on your financial statements.

Note 13 – Supplementary Financial Statement Information, page F-30

f. Financial expenses (income), net, page F-31

41.   Please explain to us how you accounted for the beneficial conversion feature related to the convertible loan and explain how repayment of the loan resulted in your recognition of income related to the redemption of the beneficial conversion feature.

Note 15 – Subsequent Events, page F-33

42.   We noted your disclosure on page 24 that you effectuated a 1-for-3 forward stock split on March 28, 2011 and changed your name. It appears that this 1-for- 3 forward stock split occurred before the reverse merger recapitalization. Based on your disclosure, it appears that this transaction relates solely to the legal acquirer and not the accounting acquirer. If so, please remove such reference to the forward-split of your common stock, as it does not reflect a transaction of the accounting acquirer, InspireMD Ltd.

Financial Statements for the Three Months Ended March 31, 2011, page F-36

Consolidated Statements of Change in Equity (Capital Deficiency), page F-38

43. Reference is made to employee and non-employee share-based compensation expenses of $2,188 recorded during the quarterly period ended March 31, 2011. Please reconcile this amount with share-based compensation expenses of $385 recorded in your statement of cash flows on page F-39.

44. Reference is made to the 12,008,936 shares issued during the period ended March 31, 2011. Please provide separately for us the nature of each transaction that comprises this total. For each transaction please provide us with the number of share issued and value recorded in your statement of equity.

45. Please tell us where in your statement of equity on page F-38 you reflect the number of outstanding common stock of the accounting acquiree immediately before the reverse merger recapitalization.

46. We note that you recorded approximately $2,277,000 of issuance costs for the issuances of 12,008,936 common shares during the period ended March 31, 2011, as more fully disclosed on page F-38. Please tell us the nature and type of the consideration issued or paid to satisfy the aforementioned issuance cost.

Consolidated Statement of Cash Flows, page F-39

47. Reference is made to the proceeds from issuance of shares and warrants, net of issuance costs of $9,468 for the period ended March 31, 2011. Please provide separately for us the nature of each transaction that comprises this total. For each transaction please provide us with the separate amount recorded in your statement of cash flows.

Note 5 – Certain Transactions, page F-41

48. Please revise to explain how you accounted for the warrants issued during the period.

Note 6 – Fair Value Measurement, page F-42

49. We note that the convertible loan was remeasured at March 31, 2011 and the fair value increased by $624, however, it does not appear the amount included on your balance sheet reflects the increase in fair value, please explain.

Recent Sales of Unregistered Securities, page II-1

50. Please tell us when you filed the Form D for the transactions that you claim were exempt by Regulation D.

Signatures

51.   Please clearly indicate below the second paragraph of text required on the Form S-1 Signatures page who signed the document in the capacity of principal financial officer and controller or principal accounting officer.

Exhibits

52.   Please file all material agreements. For example, we note that you have not filed the factoring agreement referenced on page F-41.

53.   Please file complete agreements. For example, we note that many annexes, exhibits and schedules were not filed with exhibits 10.5, 10.10, 10.11 and 10.13 of the Form 8-K filed on April 6, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): Rick A. Werner, Esq.